Filed by GS Acquisition Holdings Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GS Acquisition Holdings Corp II

SEC File No.: 001-39352

Date: June 17, 2021

The following communications were made available by Mirion Technologies on LinkedIn and Twitter:

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Mirion Technologies, Inc.
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We're excited to share that Mirion is planning to go public! Mirion expects to combine with GSAH (listed on the NYSE) and become a publicly traded global provider of mission-critical radiation detection and measurement solutions. Read the full press release here: https://hubs.li/H0Qr_m80

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Mirion is Going Public
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Breaking News: Mirion is Going Public!

mirion.com • 12 min read

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Important legal Information

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the estimated future financial performance, financial position and financial impacts of the potential transaction, the satisfaction of closing conditions to the potential transaction and the private placement, the level of redemptions by GSAH’s public stockholders and purchase price adjustments in connection with the potential transaction, the timing of the completion of the potential transaction, the anticipated pro forma enterprise value and Adjusted EBITDA of the combined company following the potential transaction, anticipated ownership percentages of the combined company’s stockholders following the potential transaction, and the business strategy, plans and objectives of management for future operations, including as they relate to the potential transaction. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this communication, words such as “pro forma,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When GSAH or Mirion discusses its strategies or plans, including as they relate to the potential transaction, it is making projections, forecasts and forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, GSAH’s or Mirion’s management.

These forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside GSAH’s and Mirion’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) GSAH’s ability to complete the potential transaction or, if GSAH does not complete the potential transaction, any other initial business combination; (2) satisfaction or waiver (if applicable) of the conditions to the potential transaction, including with respect to the approval of the stockholders of GSAH; (3) the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; (4) the inability to complete the private placement; (5) the risk that the proposed transaction disrupts current plans and operations of GSAH or Mirion as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (9) the possibility that GSAH and Mirion may be adversely affected by other economic, business, and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against GSAH, Mirion or any of their respective directors or officers, following the announcement of the potential transaction; (11) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; (12) future global, regional or local political, market and social conditions, including due to the COVID-19 pandemic; and (13) other risks and uncertainties indicated from time to time in the preliminary proxy statement of GSAH, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by GSAH.

Forward-looking statements included in this communication speak only as of the date of this communication. Neither GSAH nor Mirion undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication. Additional risks and uncertainties are identified and discussed in GSAH’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by GSAH with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of GSAH’s common stock in connection with the solicitation of proxies for the vote by GSAH’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of Mirion relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. GSAH and Mirion urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about GSAH, Mirion and the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to GSAH’s stockholders as of a record date to be established for voting on the proposed business combination. GSAH’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at http://www.sec.gov, or by directing a request to: IR-GSPCS@gs.com

Participants in the Solicitation

GSAH and Mirion, and their respective directors and officers, may be deemed participants in the solicitation of proxies of GSAH stockholders in connection with the proposed business combination. GSAH’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GSAH in GSAH’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 17, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GSAH’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/prospectus that GSAH intends to file with the SEC.

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